Exhibit 99.15

PRESS RELEASE

Singapore: TotalEnergies to Supply Sembcorp with 0.8 Mtpa of
LNG for 16 Years

Paris, February 29, 2024 – TotalEnergies has signed a sale and purchase agreement (SPA) with Sembcorp Fuels, a wholly owned subsidiary of Singapore-based Sembcorp Industries. The deal entails the delivery of up to 0.8 million tons of liquefied natural gas (LNG) per annum (Mtpa) for a duration of sixteen years, commencing in 2027. The LNG will be sourced from TotalEnergies’ global portfolio. This new agreement adds to the companies’ current SPA, which runs until 2029.

By supplying this additional LNG supply to Singapore, TotalEnergies is contributing to the country’s energy security and to its decarbonization goals. This deal also reflects TotalEnergies’ commitment to supporting its customers in their transition to greater sustainability.

***

TotalEnergies, the world’s third largest LNG player and Europe's leading regasification operator TotalEnergies is the world’s third largest LNG player with a market share of around 12% and a global portfolio of about 50 Mt/y thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase its LNG production and long-term purchases by 50% by 2030, while continuing to reduce carbon emissions and eliminating the methane emissions associated with the gas value chain. The Company also works with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Subsidiary : Phone Number l mail address l Twitter

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).